UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-39621

Opthea Limited

(Exact name of Issuer as specified in its charter)

C/- Prime Company Compliance, Level 9

505 Little Collins Street

Melbourne, VIC 3000

Australia

+ 61 3 9826 0399

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing eight ordinary shares, no par value

Ordinary Shares, no par value*

(Title of each class of securities covered by this Form)

*	Not for trading, but only in connection with the registration of the American Depositary Shares. Securities registered or to be registered pursuant to Section 12(g) of the Act.

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)
Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

Item 1. Exchange Act Reporting History

A.

Opthea Limited (formerly known as Circadian Technologies Limited) (the “Company” or “Opthea”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on October 16, 2020, the date that the Company’s Registration Statement on Form F-1 relating to its ordinary shares (the “Ordinary Shares”) and American Depositary Shares (“ADSs”) was declared effective by the Securities and Exchange Commission (the “Commission”). Prior to November 20, 2025, the ADSs, each representing eight Ordinary Shares, were listed on The Nasdaq Global Select Market (“Nasdaq”). On November 10, 2025, the Company filed a Form 25 informing the Commission that the Company had determined to voluntarily delist the ADSs from Nasdaq.

B.

The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this Form 15F. The Company has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended, on October 21, 2020 in its initial public offering. Pursuant to a Registration Statement on Form F-1 (File No. 333-249020) originally filed with the Securities and Exchange Commission (“SEC”) on September 24, 2020 (as amended, the “Registration Statement”), the Company sold 8,563,300 ADSs, representing 68,506,400 Ordinary Shares, at an initial public offering price of US$13.50 per ADS, and pre-funded warrants to purchase 936,700 ADSs at a public offering price of US$13.49999 per pre-funded warrant.

Item 3. Foreign Listing and Primary Trading Market

A.	The Ordinary Shares listed on the Australian Securities Exchange (“ASX”) under the symbol “OPT”, which constitutes the primary trading market for such securities.

B.	The Ordinary Shares were initially listed for trading on ASX in 1985, which listing has been maintained in excess of 12 months preceding the filing of this form.

C.

Approximately 87% of worldwide trading volume in the Ordinary Shares and ADSs, considered as a single class of securities, occurred in Australia during the 12 months from September 30, 2024 to September 30, 2025, based on trading data from the ASX and Nasdaq during such period.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

As of October 10, 2025, there were 81 holders of record of the Ordinary Shares and ADSs, considered as a single class of securities, who were resident in the United States. In assessing the number of holders of record who are United States residents, the Company has relied on information provided by Bank of New York Mellon, the depositary for the ADSs, and MUFG Corporate Markets IT Pty Ltd.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.	As required by Rule 12h-6(h), the Company published a notice disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on November 20, 2025.

B.

The notice was disseminated in the United States by means of a press release that was posted on the Company’s website and attached as Exhibit 99.1 to the Company’s Form 6-K furnished to the SEC on November 20, 2025.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required by Rule 12g3-2(b)(1)(iii), in English, on its website at www.opthea.com.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Opthea Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Opthea Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: November 20, 2025

OPTHEA LIMITED

By:	/s/ Jeremy Levin
Name:	Jeremy Levin
Title:	Chief Executive Officer